SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A: 257701201

Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

(309) 310-1331

(Name, address and telephone number of persons

authorized to receive notices and communications

on behalf of person(s) filing statement)

August 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY		Class A 3,602,900; Class B 397,100
OWNED BY EACH
REPORTING PERSON	8.	SHARED VOTING POWER
WITH
-0-

	9.	SOLE DISPOSITIVE POWER

Class A 3,602,900; Class B 397,100

	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,602,900; Class B 397,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 17.96%; Class B 7.12%

14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 4.	PURPOSE OF TRANSACTION

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On August 2, 2013, as disclosed in Amendment No. 16 to the Initial 13D filed by the Filing Person on August 2, 2013, the Filing Person delivered to the Boards of Directors of the Issuer and its affiliate Donegal Mutual Insurance Company a letter which stated as follows:

“As you know, my tender offer for 962,636 of the outstanding shares of Class B Common Stock (“Class B Shares”) of Donegal Group Inc. (“DGI”) expired on July 31, 2013.

I would like to propose the following amicable transaction: Subject to due diligence for a period of three weeks for me and my banking institutions and to my obtaining financing on commercially reasonable terms, I would be willing to pay $22 per share for 3,300,000 Class B Shares from Donegal Mutual. I would reduce my price from $30 to $22 per Class B Share because Don Nikolaus [i.e., the Issuer’s Chairman, CEO and President] apparently believes I am overpaying for the Class B Shares at $30 per share. After the successful acquisition of these Class B Shares, I would own 53.5% of the total voting power of DGI’s equity, and 28.5% of the total stock. I have been in preliminary contact with a large investment bank, and with lending institutions, and have been informed that on an “amicable” basis, there should be no problem in facilitating the acquisition of control of DGI, especially in light of the amount of capital I would contribute to the transaction. I would not require that you withdraw DGI from the marketplace during this due diligence period and would not require any break-up fee if my offer is topped, other than to reimburse me for any commitment fees which I would be required to pay to secure the availability of financing. This offer would be subject to all applicable regulatory approvals, which you would not oppose, as this offer would be consensual. Again, I ask the DGI and Donegal Mutual Boards of Directors (the “Boards”) to do their fiduciary duty, and not let DGI and Donegal Mutual continue as a Nikolaus family fiefdom.

If the Boards accept this proposal, then I would suspend my plans to acquire up to 962,636 Class B Shares in the open market and privately negotiated transactions.

I am available to meet with the Boards to explain why I believe such an amicable transaction would be in the best interests of Donegal Mutual and DGI, its shareholders and employees. On behalf of all DGI shareholders, I sincerely hope that you accept my invitation.”

On August 15, 2013, Donald Nikolaus, in his capacity as President of Donegal Mutual Insurance Company, sent to the Filing Person a letter which stated as follows:

“The Board of Directors of Donegal Mutual Insurance Company has reviewed the proposal outlined in your letter dated August 2, 2013.

The Board of Directors is unanimous in determining that it is not in the best interests of Donegal Mutual Insurance Company, its policyholders and other constituencies for Donegal Mutual to enter into the transaction described in your proposal.”

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 16, 2013

/s/ Gregory M. Shepard
Gregory M. Shepard